                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                             UNITED AUTO GROUP, INC.

                                (Name of Issuer)

                   COMMON SHARES (PAR VALUE $0.0001 PER SHARE)
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)

                       MR. MUNEMASA IZUMI, GENERAL MANAGER
                            FIRST BUSINESS DEPARTMENT
                          FIRST MOTOR VEHICLES DIVISION
                MOTOR VEHICLES, MARINE & AEROSPACE BUSINESS UNIT
                               MITSUI & CO., LTD.
                             2-1 OHTEMACHI 1-CHOME,
                             CHIYODA-KU TOKYO, JAPAN
                            (PHONE) + 81-3-3285-4289

                       MR. SHIGEO ENOMOTO, GENERAL MANAGER
                    DETROIT MACHINERY & AUTOMOTIVE DEPARTMENT
                            SECOND MACHINERY DIVISION
                           MITSUI & CO. (U.S.A.), INC.
                                 DETROIT OFFICE
                          1000 TOWN CENTER, SUITE 1900
                              SOUTHFIELD, MI 48075
                              (PHONE) 248-948-4171

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             WILLIAM D. REGNER, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                 APRIL 24, 2003

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 909440 10 9

(1)       NAME OF REPORTING PERSON
          Mitsui & Co., Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          98-0110185
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) [ ]
                                                                (B) [ ]
--------------------------------------------------------------------------------
(3)       SEC USE ONLY
--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan
--------------------------------------------------------------------------------

 NUMBER OF SHARES    (7)               SOLE VOTING POWER
BENEFICIALLY OWNED                     0
 BY EACH REPORTING   -----------------------------------------------------------
    PERSON WITH      (8)               SHARED VOTING POWER
                                       3,170,349
                     -----------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER
                                       0
                     -----------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER
                                       3,170,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,170,349
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                                                           CUSIP NO. 909440 10 9

(1)       NAME OF REPORTING PERSON
          Mitsui & Co. (U.S.A.), Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          13-2559853
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) [ ]
                                                                (B) [ ]
--------------------------------------------------------------------------------
(3)       SEC USE ONLY
--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------

 NUMBER OF SHARES    (7)               SOLE VOTING POWER
BENEFICIALLY OWNED                     0
 BY EACH REPORTING   -----------------------------------------------------------
    PERSON WITH      (8)               SHARED VOTING POWER
                                       3,170,349
                     -----------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER
                                       0
                     -----------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER
                                       3,170,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,170,349
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Statement") initially filed by the Reporting Persons on April 11, 2003. Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby amended and supplemented as follows:

         Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 1, and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On April 24, 2003, Mitsui Japan and Mitsui USA completed the acquisition of 1,291,766 shares of Common Stock and 322, 942 shares of Common Stock, respectively, in accordance with the terms of the Purchase Agreement, dated April 4, 2003, with J.P. Morgan Partners (BHCA), L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2003


                                              MITSUI & CO., LTD.

                                              By: /s/ Munemasa Izumi
                                              -----------------------
                                              Name:  Munemasa Izumi
                                              Title: General Manager
                                              First Business Department
                                              First Motor Vehicles Division



                                              MITSUI & CO. (U.S.A.), INC.

                                              By: /s/ Osamu Koyama
                                              -----------------------
                                              Name:  Osamu Koyama
                                              Title: S.V.P. and General Manager
                                                     Second Machinery Division

                                     ANNEX A

         Unless otherwise indicated, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan and the business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. To the Reporting Persons' knowledge, none of the Reporting Persons' directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Japan.

Directors and Executive Officers of Mitsui Japan

                                                                                       Number of Shares of
                                    Occupation and                                        Common Stock
Name                                Business Address                                   Beneficially Owned
----                                ----------------                                   ------------------
Nobuo Ohashi                        Chairman and Executive Director                             --
Shoei Utsuda                        President and Chief Executive Officer                       --
Retsu Imaizumi                      Executive Director                                          --
Hiroshi Nagata                      Executive Vice President                                    --
Kazumi Nakagawa                     Executive Vice President                                    --
Norio Shoji (1)                     Executive Vice President                                    --
Tasuku Kondo                        Senior Executive Managing Officer                           --
Katsuto Momii (2)                   Senior Executive Managing Officer                           --
Tetsuya Matsuoka                    Senior Executive Managing Officer                           --
Yasuo Hayashi                       Senior Executive Managing Officer                           --
Masataka Suzuki                     Senior Executive Managing Officer                           --
Toshihiko Sarahira                  Executive Managing Officer                                  --
Gempachiro Aihara (3)               Executive Managing Officer                                  --
Yushi Nagata                        Executive Managing Officer                                  --
Jun Moriyama                        Executive Managing Officer                                  --
Hiroshi Tada (4)                    Executive Managing Officer                                  --
Motokazu Yoshida                    Executive Managing Officer                                  --
Yoshiyuki Kagawa                    Executive Managing Officer                                  --


(1) Business address is 20 Old Bailey, London EC4M 7QQ, United Kingdom.

(2) Business address is 200 Park Avenue, New York, NY 10166-0130.

(3) Business address is Units 06-09, 33rd Floor, CWTC Tower 1, 1 Jianguomenwai Street Beijing 100004, China.

(4) Business address is 200 Park Avenue, New York, NY 10166-0130.

Directors and Executive Officers of Mitsui USA

                                                                                       Number of Shares of
                                    Occupation and                                        Common Stock
Name                                Business Address                                   Beneficially Owned
----                                ----------------                                   ------------------
Hiroshi Tada                        President & Chief Executive Officer (director)              --
Shogo Suzuki                        Senior Vice President (director)                            --
Masatoshi Shimada                   Senior Vice President & Chief Financial Officer             --
                                    (director)
Junsaku Kitamura                    Senior Vice President (director)                            --
Masahiko Tsumoto                    Senior Vice President                                       --
Mitsuo Matsuura                     Senior Vice President                                       --
Kimiharu Okura                      Senior Vice President                                       --
Mitsuo Nagahara                     Senior Vice President                                       --
Yoshinori Ishida                    Senior Vice President                                       --
Shigeo Toyama                       Senior Vice President                                       --
Toru Nakajima                       Senior Vice President & Chief Information Officer           --
Osamu Koyama                        Senior Vice President (1)                                   --
Yoshiyasu Maruoka                   Senior Vice President (2)                                   --
Mamoru Mizushima                    Senior Vice President (3)                                   --
Noriyuki Sato                       Senior Vice President (4)                                   --
Kazutoshi Muramatsu                 Senior Vice President (5)                                   --
Osamu Toriumi                       Corporate Secretary                                         --


(1) Business address is 200 East Randolph Drive, Suite 5200, Chicago, IL 60601-7125.
(2)  Business address is 1000 Louisiana, Suite 5700, Houston, TX  77002-5092.
(3) Business address is 601 South Figueroa Street, Suite 1900, Los Angeles, CA 90017.
(4) Business address is 1001 Fourth Avenue Plaza, Suite 3950, Seattle, WA 98154-1196.
(5)  Business address is 750 17th Street, Suite 400, N.W., Washington, D.C.
     20006.